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                                                                 Exhibit (a)(13)



      Chase Completes Acquisition of Hambrecht & Quist; Chase H&Q to Be Headquartered in San Francisco

      NEW YORK--Dec. 9, 1999--The Chase Manhattan Corporation (NYSE: CMB) today announced that its wholly owned subsidiary, Bridge Acquisition Corporation, has completed its tender offer for all of the outstanding common stock of Hambrecht & Quist Group and that all shares that were validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment.

      Based on a preliminary estimate, as of 12:00 midnight on December 8, when the offer expired, approximately 23,429,079 shares of Hambrecht & Quist Group were tendered (including approximately 739,253 shares subject to guarantee of delivery), representing approximately 94.5% of all outstanding Hambrecht & Quist shares.

      Shares of common stock not tendered in the tender offer will be converted into $50 per share of cash through a merger. Based on the number of shares of common stock tendered, Chase said that it expects to effect that merger tomorrow by means of a short form merger under Delaware law which permits the merger to be effected without shareholder approval. As a result, it is expected that as of the close of business on Friday, December 10, 1999, Hambercht & Quist Group will become a wholly owned subsidiary of Chase.

      "The acquisition of Hambrecht & Quist positions us more strongly in the area of the greatest growth opportunities in investment banking. It extends Chase's one-stop investment banking range of products in the highest growth sectors of the US economy," said William B. Harrison, Jr., President and CEO of The Chase Manhattan Corporation. "Our technology, media, telecommunications, Internet, healthcare, business services and consumer clients on both sides are already benefiting from the new products and services made available to them by this combination."

      Hambrecht & Quist will become part of Chase's Global Investment Bank, headed by James B. Lee, Jr., Vice Chairman. Daniel H. Case III, formerly Chairman and Chief Executive Officer of Hambrecht & Quist, will be chairman and Chief Executive Officer of Chase H&Q and head of the Global Technology Group. Case will join Chase's Management Committee. Chase H&Q will be headquartered in San Francisco.

      "The acquisition of H&Q is all about tomorrow's business," said Lee. "H&Q's extensive New Economy relationships, experienced investment bankers, and focused public equity business will offer us new and unique ways to grow our global investment banking practice."

      "Today begins our formal life as Chase H&Q, but we are already fully engaged in joint marketing and have mapped out hundreds of potential opportunities," said Case. "Our investment banking, brokerage and private equity businesses are all operating at record levels. All the early returns from clients and employees on our new partnership are extremely encouraging."

      Chase Securities Inc. acted as dealer manager for the tender offer.

      The Chase Manhattan Corporation, with more than $370 billion in assets, is one of the world's premier financial services institutions, with operations in 48 countries around the globe. Chase has a top-tier ranking in all areas of investment banking, private banking, trading and global markets activities as well as information and transaction processing. Chase is a leading provider of financial solutions to large corporations, financial institutions, government entities, middle market firms, small businesses and individuals, and has relationships with more than 30 million consumers across the United States through products and services such as credit cards, mortgages, online banking, debit cards, deposit products and auto loans.

     Chase can be reached on the Web at www.chase.com.

     CONTACT:  The Chase Manhattan Corporation, New York
               Investors: John Borden, (212) 270-7318
               or Press:  James Finn, (212) 270-7438
                          or John Meyers, (212) 270-7454